                                                 File No. 70-8611


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                 ______________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
                 _______________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                   SOUTHERN OHIO COAL COMPANY
                    CENTRAL OHIO COAL COMPANY
                      WINDSOR COAL COMPANY
            1 Riverside Plaza, Columbus, Ohio  43215
       (Name of company or companies filing this statement
           and address of principal executive office)

                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     Southern Ohio Coal Company ("SOCCo"), Windsor Coal Company ("Windsor") and Central Ohio Coal Company ("COCCo"), subsidiaries of Ohio Power Company, an electric utility subsidiary of American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby amend their Application or Declaration on Form U-1 in File No. 70-8611, as heretofore amended, as follows:
     1.   By adding the following paragraphs at the end of Item 1:
          "Ohio Power currently operates three affiliate coal mining operations: SOCCo's Meigs mine complex, Windsor's Windsor mine and COCCo's Muskingum mine. Ohio Power's current strategy results from an environmental compliance plan developed in response to the Clean Air Act Amendments of 1990 for Phase I (1995), which also includes tentative Phase II
     (2000) compliance actions. This plan includes operating the Windsor and Muskingum mines until the turn of the century and to continue operating the Meigs mine thereafter. Ohio Power's Compliance Plans have been approved by The Public Utilities Commission of Ohio. However, Ohio Power will continue to evaluate its plan and perform the necessary analyses to determine the optimum operating level of each mine that will provide the most benefit to Ohio Power and its customers, as future circumstances change.

          The benefit derived by returning excess capital to Ohio Power will be reflected as reduced coal costs in FERC Account 151, Fuel Stock. The effect of the proposed equity liquidation on Ohio Power's Municipal Wholesale Electric Customer's Fuel Rate is identified on Schedule A, attached hereto.

          The Companies each propose, subject to the terms and conditions prescribed by Rule 24 promulgated under the 1935 Act, in lieu of the certificates currently required by Commission Orders HCAR Nos. 22770, 21178 and 22179 (dated December 10, 1982, August 8, 1979 and August 28, 1981 respectively) to file certificates within 90 days of the end of each calendar quarter setting forth the following information concerning their activities during such quarter:
     (a) corporate balance sheets and income statements, including computations of cost of capital for the quarter on investments made by Ohio Power in COCCo, SOCCo and Windsor; (b) a description of mine operations and improvements made during the quarter; (c) the quantities of coal sold to Ohio Power, the price of such coal and the computation of the cost of coal sold; (d) supporting schedules of operating expenses incurred during the quarter; and (e) a supporting schedule of mining plant in service. Additionally, each of the Companies will include in the certificate for the last quarter of a calendar year a description of the construction expenditures budgeted for the following calendar year."

     2. By amending and restating the last two sentences in the second paragraph of Item 1A:
          "SOCCo desires, pending the Commission's authorization, to pay up to $60,000,000 as a dividend on SOCCo's common stock out of its capital surplus to reduce Ohio Power's equity investment in SOCCo. Prospectively, SOCCo further desires to utilize cash generated from its Meigs Division that will far exceed the amount required for general corporate purposes in SOCCo's active coal mining and processing operations to pay an additional future dividend of up to $8,000,000 by December 31, 1998, thus further reducing Ohio Power Company's equity investment."

     3. By amending and restating the last three sentences in the fourth paragraph of Item 1A:
          "SOCCo proposes herein that its Board of Directors declare a dividend out of its capital surplus of up to $68,000,000 of distribution no later than December 31, 1998. As the attached financial statements indicate, SOCCo's capital structure after (1) reflecting the incremental lease financing of the SOCCo Plant on the balance sheet and (2) paying such dividends as defined herein, will consist of a debt ratio of
     72.3 percent and an equity ratio of 27.7 percent."

     4.   By adding the following paragraph at the end of Item 1A:
          "SOCCo will not enter into a sale-leaseback transaction for the SOCCo Plant unless the result of such transaction decreases Ohio Power's cost of coal."

     5. By amending and restating the last two sentences of the second paragraph in Item 1B:
          "Windsor desires, pending the Commission's authorization, to pay a dividend on Windsor's common stock out of its capital surplus in an amount necessary to eliminate essentially all of Ohio Power's equity investment in Windsor. The dividend payment would occur by December 31, 1998."

     6. By amending and restating the last five sentences of the fourth paragraph in Item 1B:
          "Windsor proposes herein that its Board of Directors declare a dividend in amounts totalling up to $11,048,356. Such payments would occur periodically only after payment of all Windsor retained earnings, which at December 31, 1994 were $1,382,340. It is also preferable to reduce the stated capital of Windsor's outstanding stock. It is proposed, therefore, that Windsor amend its Articles of Incorporation to
     (1) reduce the par value of its authorized common shares from $100.00 to $0.10 per share, (2) change the par value of its outstanding common shares accordingly, and (3) reduce the stated capital of its outstanding common stock to $406.40. Windsor seeks the approval of this Commission to accomplish the same."

     7.   By adding the following paragraph at the end of Item 1B:
          "Windsor will not enter into a sale-leaseback transaction for the Windsor Plant unless the result of such transaction decreases Ohio Power's cost of coal."

     8.   By amending and restating the fourth paragraph in Item
1C:
          "COCCo desires, pending the Commission's authorization, to declare and pay dividends on common stock out of its capital surplus periodically until the amount of such dividends equals an aggregate amount of $19,961,687, thereby eliminating essentially all of Ohio Power's equity investment in COCCo. The dividend payment would occur by December 31, 1998."


                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by their duly authorized officer.
                              SOUTHERN OHIO COAL COMPANY
                              WINDSOR COAL COMPANY
                              CENTRAL OHIO COAL COMPANY


                              By:   /s/ G. P. Maloney
                                   Vice President

October 10, 1995
                                                       70-8611.#4